Polestar Automotive Holding UK Limited

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

March 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed on February 1, 2022
File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated February 25, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 2 to Registration Statement on Form F-4

What interests do the GGI Sponsor and GGI’s current officers and directors have in the Business Combination?, page 29

1.

Staff’s Comment: Please revise to quantify the amount of out-of-pocket expenses and other reimbursements incurred by your GGI executive officers, directors, and their respective affiliates as of a recent practicable date and provide similar disclosure in the Summary on page 59.

Response: Polestar acknowledges the Staff’s comment and has revised its disclosure on pages 31, 63, 120, 168, 215, 275 and 276 of the amended Registration Statement accordingly.

Material U.S. Federal Income Tax Considerations, page 241

2.

Staff’s Comment: We note your disclosure that you intend that the merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please revise your disclosure here to clearly state counsel’s tax opinion on whether the merger will qualify as a reorganization. Also, state in your disclosure here that the tax discussion is the opinion of tax counsel Weil, Gotshal & Manges LLP or tell us whether you will be providing a separate long form tax opinion. Please refer to Section III.A.2 of Staff Legal Bulletin 19. Please make similar changes throughout your prospectus, including in the Summary.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that the discussion in the amended Registration Statement does not state that the parties intend that the Merger will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Rather, the discussion under the caption “Material U.S. Federal Income Tax Considerations—U.S. Holders—The Merger” beginning on page 252 of the amended Registration Statement states that Weil, Gotshal & Manges LLP (“Weil”), GGI’s tax counsel, is of the opinion that the Merger, taken together with certain related transactions, should qualify as a transaction described under Section 351 of the Code. In response to the Staff’s comment, Polestar has also included similar disclosure in the Summary, on pages 67 and 68 of the amended Registration Statement.

In addition, Polestar respectfully advises the Staff that Weil intends to file, in a pre-effective amendment, a tax opinion stating that (i) the discussion set forth in the amended Registration Statement under the captions “Material U.S. Federal Income Tax Considerations—U.S. Holders—Adoption of the Proposed Amendments” and “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders—Adoption of the Proposed Amendments,” insofar as such discussion constitutes statements of U.S. federal income tax law, constitutes Weil’s opinion as to the material U.S. federal income tax consequences of the adoption of the Warrant Amendment Proposal to U.S. holders and non-U.S. holders of GGI Warrants and (ii) the Merger, taken together with certain related transactions, should qualify as a transaction described under Section 351 of the Code for U.S. federal income tax purposes and does not subject GGI Public Stockholders to U.S. federal income tax under Section 367 of the Code.

In addition, Weil is providing a tax opinion stating that (i) the discussion set forth in the amended Registration Statement under the captions, “Material U.S. Federal Income Tax Considerations—U.S. Holders—Adoption of the Proposed Amendments” and “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders—Adoption of the Proposed Amendments,” constitutes Weil’s opinion that the adoption of the Warrant Amendment Proposal qualifies as a tax-free reorganization under Section 368 of the Code for U.S. federal income tax purposes and (ii) the Merger, taken together with certain related transactions, should qualify as a transaction described under Section 351 of the Code for U.S. federal income tax purposes and does not subject GGI Public Stockholders to U.S. federal income tax under Section 367 of the Code.

Item 21. Exhibits and Financial Statement Schedules, page II-1

3.

Staff’s Comment: We note your disclosure in the headings of certain exhibits. If you intend to redact information pursuant to Item 601(b)(2)(ii) or Item 601(b)(10)(iv) of Regulation S-K, please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted, and include a footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K.

Response: Polestar acknowledges the Staff’s comment and has revised the exhibit index and the exhibits accordingly.

General

4.

Staff’s Comment: We note that the proxy statement/prospectus is missing information such as the GGI and Polestar record dates, the GGI special stockholders and warrant holders meeting dates, number of GGI and Polestar securities outstanding on the record date, the per unit, warrant, and share market prices on pages 22, the director disclosure on pages 22 and 347, and the ownership information on page 363. Please include this information, and any other missing information, in a pre-effective amendment.

Response: Polestar acknowledges the Staff’s comment and has revised its disclosure on page (i) 23 and 359 through 378 of the amended Registration Statement as it relates to the director disclosure and (ii) 379 to 381 of the amended Registration Statement as it relates to the beneficial ownership of the Post-Combination Company. In addition, Polestar respectfully advises the Staff that it is not soliciting the approval of the Parent Shareholders in the Registration Statement and therefore has not included any disclosure with respect to a Polestar record date. Further, GGI respectfully advises the Staff that GGI has not yet determined its record dates and meeting dates for the Stockholder Special Meeting and the Warrant Holder Meeting, but intends to do so in accordance with applicable state law, the Current GGI Certificate and GGI’s current bylaws in connection with the effectiveness of the Registration Statement. As a result, GGI will include disclosure of the record dates and meeting dates for the Stockholder Special Meeting and the Warrant Holder Meeting and the number of GGI securities outstanding as of such record dates following the determination of such record dates and meeting dates. Such disclosure will be included in Polestar’s prospectus to be filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended and GGI’s definitive proxy statement to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

5.	Staff’s Comment: Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response: Polestar acknowledges the Staff’s comment and has filed the filing fee table as an exhibit of the amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Timothy Cruickshank
Alex Lloyd
Kirkland & Ellis LLP

James R. Griffin
Kyle C. Krpata
Weil, Gotshal & Manges LLP